Exhibit (a)(5)(B)

VimpelCom subsidiary commences tender offer for 100% of the outstanding shares of

Golden Telecom for $105 per share in cash

Moscow and New York (January 18, 2007)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced today that its indirect subsidiary, Lillian Acquisition, Inc. (“Lillian Acquisition”), has commenced a cash tender offer for 100% of the outstanding shares of common stock of Golden Telecom, Inc. (“Golden Telecom”) (NASDAQ: GLDN) under the previously announced merger agreement between Lillian Acquisition, VimpelCom Finance B.V. and Golden Telecom

The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time on Friday, February 15, 2008, unless the offer is extended by Lillian Acquisition.

The complete terms, conditions and other details of the tender offer are set out in the Offer to Purchase, which will be filed today, January 18, 2008, with the U.S. Securities and Exchange Commission (“SEC”) and mailed to stockholders of record of Golden Telecom.

VimpelCom will webcast a conference call and slide presentation to discuss this announcement on January 28, 2008, at 6:30 p.m. Moscow time (10:30 a.m. EST). The conference call will be hosted by Alexander Izosimov, Chief Executive Officer of VimpelCom. The call and slide presentation may be accessed via webcast at the following URL address: http://www.vimpelcom.com.

About VimpelCom (www.vimpelcom.com)

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (NYSE:). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

Additional Information and Where to Find It

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Golden Telecom common stock. The solicitation and the offer to purchase shares of Golden Telecom common stock is being made pursuant to a tender offer statement on Schedule TO (including an offer to purchase, a letter of transmittal and related materials) that Lillian Acquisition will file with the SEC today, January 18, 2008. Golden Telecom will also file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. Investors and Golden Telecom stockholders are urged to read both the tender offer statement and the solicitation/recommendation statement because they contain important information. Investors and security holders may obtain a free copy of these statements and other documents filed by VimpelCom, Lillian Acquisition, Golden Telecom and their affiliates with the SEC at the website maintained by the SEC at www.sec.gov.

In addition, the tender offer statement and related materials may be obtained for free at VimpelCom’s website at www.vimpelcom.com or by directing such requests to VimpelCom (Investor Relations) at +7 (495) 910-5977, investor_relations@vimpelcom.com, or by calling D.F. King & Co., Inc., the information agent for the offer toll-free at +1 (800) 431-9633 (for stockholders) or collect at +1 (212) 269-5550 (for banks and brokers). The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Golden Telecom (Investor Relations) at +7 (495) 797-9300, ir@gldn.net.

For more information, please contact:

Media Alexander Boreyko VimpelCom Tel: +7 (495) 910-5977 Investor_Relations@vimpelcom.com	Stockholders and banks and brokers D.F. King & Co., Inc. Stockholders call toll-free at: +1 (800) 431-9633 Banks and brokers call collect at: +1 (212) 269-5550